EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Financial Position (Expressed in Thousands of US Dollars - Unaudited)

	Note	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash		$37,279	$27,317
Amounts receivable		6,484	3,350
Amounts due from related parties	10(b)	166	18
Taxes recoverable	4	704	195
Derivative asset		1,439	-
Prepaid expenses and other assets		2,569	2,278
Inventory	5	10,516	7,611
Total current assets		59,157	40,769
Exploration and evaluation assets	7	16,129	52,890
Plant, equipment and mining properties	9	95,566	53,801
Long-term investments	6	1,690	1,247
Other assets		2,138	4
Total assets		$174,680	$148,711
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$12,174	$10,292
Taxes payable		3,413	3,125
Derivative liability		-	475
Current portion of finance lease obligations		2,671	1,476
Current portion of equipment loans		284	166
Total current liabilities		18,542	15,534
Finance lease obligations		2,219	960
Equipment loans		274	27
Reclamation provision	11	2,350	2,062
Deferred income tax liabilities		6,522	4,729
Total liabilities		29,907	23,312
EQUITY
Share capital	12	173,527	163,325
Equity reserves		10,706	11,529
Treasury shares		(97)	(97)
Accumulated other comprehensive loss		(4,521)	(6,035)
Accumulated deficit		(34,842)	(43,323)
Total equity		144,773	125,399
Total liabilities and equity		$174,680	$148,711

Commitments & Contingencies – Note 15

Approved by the Board of Directors on August 13, 2025.

Michael Clark	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (Expressed in Thousands of US Dollars - Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2025	2024	2025	2024
Revenue from mining operations	13	$21,805	$14,787	$40,641	$27,180
Cost of sales	13	11,581	10,090	19,855	20,144
Mine operating income		10,224	4,697	20,786	7,036

Operating expenses
General and administrative expenses	14	1,973	1,791	4,096	3,063
Share-based payments	12	1,320	647	1,682	1,070
Income before other items		6,931	2,259	15,008	2,903
Other items
Interest and other income		170	151	333	154
Gain (loss) on long-term investments	6	(81)	223	363	355
Unrealized gain on derivative liability		1,509	-	1,914	-
Foreign exchange gain (loss)		(1,431)	92	(1,530)	172
Finance cost		(4)	(3)	(9)	(5)
Accretion of reclamation provision	11	(52)	(51)	(100)	(102)
Interest expense		(110)	(81)	(191)	(171)
Other expenses		(421)	-	(421)	-
Income before income taxes		6,511	2,590	15,367	3,306
Income taxes:
Current income tax expense		(3,061)	(576)	(5,093)	(775)
Deferred income tax expense		(586)	(774)	(1,793)	(692)
Income tax expense		(3,647)	(1,350)	(6,886)	(1,467)

Net income		2,864	1,240	8,481	1,839

Other comprehensive income (loss)
Currency translation differences		1,419	(13)	1,514	(124)
Total comprehensive income		$4,283	$1,227	$9,995	$1,715
Income per share	12(e)
Basic		$0.02	$0.01	$0.06	$0.01
Diluted		$0.02	$0.01	$0.06	$0.01
Weighted average number of common shares outstanding	12(e)
Basic		144,108,234	133,622,131	142,194,583	131,834,975
Diluted		154,134,484	138,948,601	151,901,381	137,207,540

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Changes in Equity (Expressed in Thousands of US Dollars - Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2024		128,728,248	$151,688	$11,041	$(97)	$(5,208)	$(51,423)	$106,001
Common shares issued:
At the market issuances	12	4,797,748	3,616	-	-	-	-	3,616
Exercise of options		103,000	90	(31)				59
Vesting of RSUs	12	1,197,709	1,018	(1,018)	-	-	-	-
Issuance costs	12	-	(237)	-	-	-	-	(237)
Share-based payments	12	-	-	1,071	-	-	-	1,071
Net income for the period		-	-	-	-	-	1,839	1,839
Currency translation differences		-	-	-	-	(124)	-	(124)
Balance, June 30, 2024		134,826,705	$156,175	$11,063	$(97)	$(5,332)	$(49,584)	$112,225
Balance, January 1, 2025		140,565,642	$163,325	$11,529	$(97)	$(6,035)	$(43,323)	$125,399
Common shares issued:
At the market issuances	12	2,872,200	7,331	-	-	-	-	7,331
Exercise of options	12	1,819,879	2,255	(1,155)	-	-	-	1,100
Vesting of RSUs	12	1,308,296	1,008	(1,008)	-	-	-	-
Carrying value of RSUs forfeited for withholding taxes		-	-	(342)	-	-	-	(342)
Issuance costs	12	-	(392)	-	-	-	-	(392)
Share-based payments	12	-	-	1,682	-	-	-	1,682
Net income for the period	12	-	-	-	-	-	8,481	8,481
Currency translation differences		-	-	-	-	1,514	-	1,514
Balance, June 30, 2025		146,566,017	$173,527	$10,706	$(97)	$(4,521)	$(34,842)	$144,773

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Cash Flows (Expressed in Thousands of US Dollars - Unaudited)

		Six months ended June 30,
	Note	2025	2024
Operating Activities
Net income		$8,481	$1,839
Adjustments for non-cash items:
Deferred income tax expense		1,793	692
Depreciation and depletion		1,796	1,692
Accretion of reclamation provision	11	100	102
Gain on investments	6	(363)	(355)
Unrealized gain on derivatives		(1,914)	-
Unrealized foreign exchange loss (gain)		1,470	(243)
Write down of equipment and materials and supplies inventory		164	384
Other expenses		421	-
Share-based payments		1,682	1,071
		13,630	5,182
Net change in non-cash working capital items	16	(4,522)	(1,757)
Cash provided by operating activities		9,108	3,425
Financing Activities
Shares issued for cash, net of issuance costs		6,939	3,379
Proceeds from option exercises and RSU vesting, net		757	59
Lease liability payments		(906)	(924)
Equipment loan payments		(155)	(85)
Cash provided by financing activities		6,635	2,429
Investing Activities
Exploration and evaluation expenditures		(451)	(1,534)
Additions to plant, equipment and mining properties		(5,306)	(1,731)
Cash used in investing activities		(5,757)	(3,265)
Change in cash		9,986	2,589
Effect of exchange rate changes on cash		(24)	34
Cash, beginning		27,317	2,688
Cash, ending		$37,279	$5,311

Supplementary Cash Flow Information (Note 16)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

1. NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and trades on the Toronto Stock Exchange (“TSX”) under the ticker ASM:TSX, the NYSE American under the ticker ASM:NYSE-A, and the Frankfurt and Berlin Stock Exchanges under the ticker GV6.

The Company operates the Elena Tolosa Mine (“ET Mine” or “Avino Mine”) which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Avino property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property.

2. BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting under IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not contain all of the information required for full annual consolidated financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2024, annual consolidated financial statements, which were prepared in accordance with IFRS Accounting Standards as issued by the IASB.

Basis of Presentation

These consolidated financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Foreign operations

Subsidiaries that have functional currencies other than the US dollar translate their statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

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AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the six months ended June 30, 2025, are consistent with those applied and disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2024.

Basis of Consolidation

The audited consolidated financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
La Luna Silver & Gold Mines Ltd.	100%	Canada	Holding company
La Preciosa Silver & Gold Mines Ltd.	100%	Canada	Holding company
Proyectos Mineros La Preciosa S.A. de C.V.	100%	Mexico	Mining and exploration
Cervantes LLP	100%	U.S.	Holding company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS

New and amended IFRS Accounting Standards that are effective for the current year:

Certain new accounting standards and interpretations have been published that are either applicable in the current year, or are not mandatory for the current period and have not been early adopted. We have assessed these standards, and they are not expected to have a material impact on the Company in the current or future reporting periods.

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AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

4. TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	June 30, 2025	December 31, 2024
VAT recoverable	$637	$179
GST recoverable	51	16
Income taxes recoverable	16	-
	$704	$195

5. INVENTORY

	June 30, 2025	December 31, 2024
Process material stockpiles	$2,704	$2,520
Concentrate inventory	3,052	1,861
Materials and supplies	4,760	3,230
	$10,516	$7,611

The amount of inventory recognized as an expense for the three and six months ended June 30, 2025 totaled $11,581 and 19,855 (three and six months ended June 2024 - $9,706 and $19,760). See Note 13 for further details.

6. LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

For the six months ended June 30, 2025:

Fair Value December 31,		Net	Movements in foreign	Fair value adjustments	Fair Value June 30,
	2024	Additions	exchange	for the period	2025
Talisker Resources Common Shares	$685	$-	$50	$335	$1,070
Silver Wolf Exploration Ltd. Common Shares	359	-	15	(58)	316
Silver Wolf Exploration Ltd. Warrants	20	-	1	(9)	12
Endurance Gold Corp. Common Shares	146	-	11	74	231
Endurance Gold Corp. Warrants	37	-	3	21	61
	$1,247	$-	$80	$363	$1,690

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AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

7. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Avino, Mexico	La Preciosa, Mexico	Canada	Total
Balance, December 31, 2023	$15,698	$34,412	$1	$50,111
Drilling and exploration	130	1,449	-	1,579
Assessments and taxes	195	1,018	-	1,213
Effect of movements in exchange rates	(31)	19	-	(12)
Disposition of Olympic claims	-	-	(1)	(1)
Balance, December 31, 2024	$15,992	$36,898	$-	$52,890
Drilling and exploration	41	310	-	351
Assessments and taxes	88	12	-	100
Transfer to other assets	-	(2,215)		(2,215)
Transfer to mining properties (Note 9)	-	(35,005)		(35,005)
Effect of movements in exchange rates	8	-	-	8
Balance, June 30, 2025	$16,129	$-	$-	$16,129

(a) Avino, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following two groups:

(i)	Avino Mine area property

The Avino Mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering

154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares.

(ii)	Gomez Palacio/Ana Maria property
The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

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AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

Option Agreement – Silver Wolf Exploration Ltd. (“Silver Wolf”)

On March 11, 2021, the Company entered into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”).

All exploration expenditure requirements on the properties have been met as of June 30, 2025, and Silver Wolf is in compliance with the terms of the Option Agreement as of June 30, 2025. As of June 30, 2025, the final milestone payments and the transfer of title of the claims comprising the properties remain outstanding.

The Option Agreement between the Company and Silver Wolf is considered a related party transaction as the two companies have directors in common.

Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concessions situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b) La Preciosa, Mexico

La Preciosa is a development stage mineral property located in the state of Durango, Mexico, within the municipalities of Pánuco de Coronado and Canatlán. The Project is hosting one of the largest undeveloped primary silver resources in Mexico, and is located adjacent to Avino’s existing operations at the Avino Property in Durango, Mexico. The property covers an area of approximately 1,134 hectares and is located on the eastern flank of the Sierra Madre Occidental mountain range.

On April 1, 2025, the Company determined that La Preciosa had demonstrated technical feasibility and commercial viability to support the reclassification from the exploration and evaluation asset stage to the development stage and mining properties with plant, equipment and mining properties.

As such, the Company performed an assessment for impairment under IFRS 6 prior to reclassification. Management assessed whether or not the assets were impaired using a quantitative assessment of the recoverable value.

Based on these factors, all of the criteria required by IAS 36.10 have been met, and the Company determined that the recoverable amount exceeds the carrying value, and no impairment was recorded.

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AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

(c) British Columbia, Canada

Minto and Olympic-Kelvin properties – British Columbia

On May 2, 2022, the Company granted Endurance Gold Corporation the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grant and mineral claims (the “Olympic Claims”).

During the year ended December 31, 2024, Endurance exercised the option to acquire 100% ownership of the Olympic Claims by satisfying all required terms of the option agreement.

8. NON-CONTROLLING INTEREST

At June 30, 2025, the Company had an effective 99.67% (December 31, 2024 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2024 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been presented separately in the consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

9. PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2024	18,375	844	1,929	17,573	26,232	15,370	80,323
Additions / Transfers	870	395	18	417	2,994	445	5,139
Writedowns	-	(36)	(183)	(1,679)	(983)	(822)	(3,703)
Effect of movements in exchange rates	(15)	(12)	(1)	20	(21)	(11)	(40)
Balance at December 31, 2024	19,230	1,191	1,763	16,331	28,222	14,982	81,719
Additions / Transfers	987	15	68	6,049	1,160	466	8,745
Transfer from exploration and evaluation assets (Note 7)	35,005	-	-	-	-	-	35,005
Writedowns	-	(5)	(4)	(206)	(154)	-	(369)
Effect of movements in exchange rates	12	3	-	1	-	24	40
Balance at June 30, 2025	55,234	1,204	1,827	22,175	29,228	15,472	125,140
ACCUMULATED DEPLETION AND DEPRECIATION / IMPAIRMENT
Balance at January 1, 2024	9,473	548	781	5,235	7,894	3,323	27,254
Additions	426	130	401	1,534	549	339	3,379
Writedowns	-	(35)	(182)	(1,472)	(594)	(432)	(2,715)
Balance at December 31, 2024	9,899	643	1,000	5,297	7,849	3,230	27,918
Additions	234	73	202	149	1,031	172	1,861
Writedowns	-	(10)	(2)	(158)	(35)	-	(205)
Balance at June 30, 2025	10,133	706	1,200	5,288	8,845	3,402	29,574
NET BOOK VALUE
At June 30, 2025	45,101	498	627	16,887	20,383	12,070	95,566
At December 31, 2024	9,331	548	763	11,034	20,373	11,752	53,801

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AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

Included in Buildings and construction in process above are assets under construction of $3,440 as at June 30, 2025 (December 31, 2024 - $3,443) on which no depreciation was charged in the periods then ended. Once the assets are available for use, they will be transferred to the appropriate class of plant, equipment and mining properties.

As of June 30, 2025, the Company recorded a write-down of $164 (December 31, 2024 - $988) against the carrying value of mine and mill machinery and transportation equipment due to damage and obsolescence.

As at June 30, 2025, plant, equipment and mining properties included a net carrying amount of $8,172 (December 31, 2024 - $5,162) for mining equipment and right of use assets under lease.

10. RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel is as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Salaries, benefits, and consulting fees	$347	$320	$923	$613
Share-based payments	1,048	507	1,336	894
	$1,395	$827	$2,259	$1,507

(b) Amounts due to/from related parties

In the normal course of operations, the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	June 30, 2025	December 31, 2024
Oniva International Services Corp.	$94	$95
Silver Wolf Exploration Ltd.	(260)	(113)
	$(166)	$(18)

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AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

For consulting services provided to the Company by the President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by the Company’s President and CEO and director. For the six months ended June 30, 2025, the Company paid $259 (June 30, 2024 - $142) to ICC.

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. The President & CEO, and director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Salaries and benefits	$262	$242	$573	$496
Office and miscellaneous	137	114	271	247
	$399	$356	$844	$743

11. RECLAMATION PROVISION

Management’s estimate of the reclamation provision at June 30, 2025, is $2,350 (December 31, 2024 – $2,062), and the undiscounted value of the obligation is $5,251 (December 31, 2024 – $4,825).

The present value of the obligation was calculated using a risk-free interest rate of 9.71% (December 31, 2024 – 9.70%) and an inflation rate of 3.69% (December 31, 2024 – 3.69%). Reclamation activities are estimated to begin in 2027 for the San Gonzalo Mine and in 2042 for the Avino Mine.

A reconciliation of the changes in the Company’s reclamation provision is as follows:

	June 30, 2025	December 31, 2024
Balance at beginning of the period	$2,062	$2,195
Changes in estimates	-	84
Unwinding of discount	100	197
Effect of movements in exchange rates	188	(414)
Balance at end of the period	$2,350	$2,062

14

AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

12. SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a) Authorized: Unlimited common shares without par value

(b) Issued:

(i)

During the six months ended June 30, 2025, the Company issued 2,872,200 common shares in an at- the-market offering under prospectus supplement for gross proceeds of $7,331. The Company paid a 2.75% cash commission of $202 on gross proceeds, for net proceeds of $7,129. Professional fees incurred associated with the base shelf and prospectus supplements were $190.

During the six months ended June 30, 2025, the Company issued 1,308,296 common shares upon vesting of RSUs. As a result, $1,008 was recorded to share capital and $342 was recorded as a result of RSUs forfeit for withholding taxes.

During the six months ended June 30, 2025, the Company issued 1,819,879 common shares following the exercise of 2,077,000 stock options, with 257,121 shares being forfeit for net exercise. As a result, $2,255 was recorded to share capital, representing cash proceeds of $1,100 and the fair value upon issuance of $1,155.

(ii)

During the year ended December 31, 2024, the Company issued 9,338,685 common shares in an at- the-market offering under prospectus supplement for gross proceeds of $9,732. The Company paid a 2.75% cash commission of $268 on gross proceeds, for net proceeds of $9,464. The Company also incurred $360 in share issuance costs related to its base shelf prospectus and prospectus supplement filings.

During the year ended December 31, 2024, the Company issued 1,197,709 common shares upon vesting of RSUs. As a result, $1,018 was recorded to share capital.

During the year ended December 31, 2024, the Company issued 1,301,000 common shares following the exercise of 1,301,000 stock options. As a result, $1,515 was recorded to share capital, representing cash proceeds of $986 and the fair value upon issuance of $529.

(c) Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

15

AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)
Stock options outstanding, January 1, 2024	6,666,000	$1.27
Granted	2,500,000	$0.78
Exercised	(1,301,000)	$1.04
Cancelled / Forfeited	(190,000)	$1.26
Stock options outstanding, December 31, 2024	7,675,000	$1.15
Granted	2,547,000	$2.24
Exercised	(2,077,000)	$1.43
Stock options outstanding, June 30, 2025	8,145,000	$1.42
Stock options exercisable, June 30, 2025	5,598,000	$1.05

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2025:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
August 4, 2025	$1.64	100,000	0.10	100,000	0.35
March 25, 2027	$1.20	1,775,000	1.73	1,775,000	1.73
March 29, 2028	$1.12	1,770,000	2.75	1,770,000	2.75
July 10, 2028	$1.12	150,000	3.03	150,000	3.03
March 25, 2029	$0.78	1,803,000	3.74	1,803,000	3.74
April 9, 2030	$2.11	2,397,000	4.78	-	4.78
May 27, 2030	$4.38	150,000	4.91	-	4.91
		8,145,000	3.36	5,598,000	2.71

Valuation of stock options requires the use of estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the stock options was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	June 30, 2025	December 31, 2024
Weighted average assumptions:
Risk-free interest rate	2.80%	3.51%
Expected dividend yield	0%	0%
Expected life (years)	5	5
Expected stock price volatility	60.28%	60.73%
Expected forfeiture rate	13%	15%
Weighted average fair value	C$1.06	C$0.43

During the six months ended June 30, 2025, the Company charged $863 (six months ended June 30, 2024 - $432) to operations as share-based payments for the fair value of stock options granted.

16

AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

(d) Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)
RSUs outstanding, January 1, 2024	2,994,709	$1.03
Granted	1,881,000	$1.02
Exercised	(1,197,709)	$1.15
Cancelled / Forfeited	(137,132)	$1.08
RSUs outstanding, December 31, 2024	3,540,868	$1.08
Granted	1,547,715	$2.50
Exercised	(1,308,296)	$1.10
Cancelled / Forfeited	(443,572)	$1.11
RSUs outstanding, June 30, 2025	3,336,715	$1.72

The following table summarizes information about the RSUs outstanding at June 30, 2025:

Issuance Date	Price (C$)	Number of RSUs Outstanding
March 29, 2023	$1.12	560,000
July 10, 2023	$0.94	25,000
April 1, 2024	$1.02	1,204,000
April 9, 2025	$2.41	1,476,000
May 27, 2025	$4.38	71,715
		3,336,715

During the six months ended June 30, 2025, the Company charged $819 (June 30, 2024 - $638) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

17

AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

(e) Earnings per share:

The calculations for basic earnings per share and diluted earnings per share are as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net income for the period	$2,864	$1,240	$8,481	$1,839
Basic weighted average number of shares outstanding	144,108,234	133,622,131	142,194,583	131,834,975
Effect of dilutive share options, warrants, and RSUs (‘000)	10,026,250	5,326,470	9,706,798	5,372,565
Diluted weighted average number of shares outstanding	154,134,484	138,948,601	151,901,381	137,207,540
Basic income per share	$0.02	$0.01	$0.06	$0.01
Diluted income per share	$0.02	$0.01	$0.06	$0.01

13. REVENUE AND COST OF SALES

The Company’s revenues for the six months ended June 30, 2025 and 2024, are all attributable to Mexico, from shipments of concentrate from the Avino Mine.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Concentrate sales	$21,941	$14,346	$37,702	$27,020
Provisional pricing adjustments	(136)	441	2,939	160
	$21,805	$14,787	$40,641	$27,180

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products.

18

AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following for the six months ended June 30, 2025 and 2024:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Production costs	$10,531	$8,910	$17,971	$18,143
Write down of equipment and materials and supplies inventory	164	384	164	384
Depreciation and depletion	886	796	1,720	1,617
	$11,581	$10,090	$19,855	$20,144

14. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Salaries and benefits	$826	$459	$1,826	$855
Office and miscellaneous	480	577	926	958
Professional fees	240	310	427	469
Management and consulting fees	101	158	348	265
Investor relations	131	108	226	181
Regulatory and compliance fees	58	51	102	93
Directors’ fees	52	46	86	90
Travel and promotion	46	42	79	77
Depreciation	39	40	76	75
	$1,973	$1,791	$4,096	$3,063

15. COMMITMENTS & CONTINGENCIES

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

19

AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	June 30, 2025	December 31, 2024
Not later than one year	$724	$180
Later than one year and not later than five years	1,599	1,052
Later than five years	3,115	3,312
	$5,438	$4,544

Office lease payments recognized as an expense during the six months ended June 30, 2025, totaled $19 (June 30, 2024 - $21).

Due to the nature of the Company’s activities, the Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. At the reporting date, none of such claims and legal proceedings are considered probable of resulting in a material loss or judgment against the Company.

16. SUPPLEMENTARY CASH FLOW INFORMATION

	For the six months ended
	June 30, 2025	June 30, 2024
Net change in non-cash working capital items:
Inventory	$(2,841)	$(1,100)
Prepaid expenses and other assets	(257)	(417)
Taxes recoverable	(508)	1,532
Taxes payable	288	169
Accounts payable and accrued liabilities	2,079	(1,943)
Amounts receivable	(3,135)	122
Amounts due to related parties	(148)	(120)
	$(4,522)	$(1,757)

	June 30, 2025	June 30, 2024
Other supplementary information:
Interest paid	$136	$123
Taxes paid	3,590	13
	$3,726	$136

	June 30, 2025	June 30, 2024
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon vesting of RSUs	$1,008	$1,018
Transfer of share-based payments reserve upon exercise of stock options	1,155	90
Equipment acquired under finance leases and equipment loans	4,014	820
	$6,177	$1,928

20

AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

17. FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short- term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (December 31, 2024 – two) counterparties (see Note 18). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At June 30, 2025, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at June 30, 2025, in the amount of $37,279 and current assets exceeded current liabilities by $40,615 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at June 30, 2025, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$12,174	$12,174	$-	$-
Equipment loans	612	318	294	-
Finance lease obligations	5,315	2,956	2,359	-
Total	$18,101	$15,448	$2,653	$-

21

AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	June 30, 2025		December 31, 2024
	MXN	CDN	MXN	CDN
Cash	$26,916	$730	$13,989	$396
Due from related parties	5,009	-	2,287	-
Long-term investments	-	2,305	-	1,742
Reclamation bonds	-	6	-	6
Amounts receivable	6,212	100	3,599	24
Accounts payable and accrued liabilities	(78,099)	(397)	(65,989)	(46)
Due to related parties	-	(136)	-	(136)
Finance lease obligations	(6,036)	(485)	(2,031)	(549)
Net exposure	(45,998)	2,123	(48,145)	1,437
US dollar equivalent	$(2,443)	$1,557	$(2,349)	$998

Based on the net US dollar denominated asset and liability exposures as at June 30, 2025, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2025, by approximately $103 (year ended December 31, 2024 - $144). The Company has entered into certain foreign currency contracts to mitigate this risk and at June 30, 2025, recorded a derivative asset of $1,439 (December 31, 2024 – derivative liability of $475).

22

AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2025, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $330 (December 31, 2024 - $36).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At June 30, 2025, a 10% change in market prices would have an impact on net earnings (loss) of approximately $163 (December 31, 2024 - $119).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d) Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2025:

	Level 1	Level 2	Level 3
Financial assets
Cash	$37,279	$-	$-
Amounts receivable	1,286	5,198	-
Due from related parties	166	-	-
Derivative asset	-	-	1,439
Long-term investments	1,617	-	73
Total financial assets	$40,348	$5,198	$1,512

Financial liabilities
Derivative liability	-	-	-
Total financial liabilities	$-	$-	$-

23

AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2024:

	Level 1	Level 2	Level 3
Financial assets
Cash	$27,317	$-	$-
Amounts receivable	-	3,350	-
Due from related parties	18	-	-
Derivative asset	-	-	-
Long-term investments	1,190	-	57
Total financial assets	$28,525	$3,350	$57

Financial liabilities
Derivative liability	-	-	(475)
Total financial liabilities	$-	$-	$(475)

18. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker (the Company’s CEO) to review operating segment performance. We have determined that each producing mine represents an operating segment, of which there is one as of June 30, 2025.

The Company’s revenues for the six months ended June 30, 2025 of $40,641 (June 30, 2024 - $27,180) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, and is considered to be one single reportable operating segment.

On the consolidated statements of operations, the Company had revenue from the following product mixes:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Silver	$9,048	$6,748	$15,948	$11,784
Copper	7,275	5,926	14,335	11,832
Gold	6,741	3,502	13,117	6,535
Penalties, treatment costs and refining charges	(1,259)	(1,389)	(2,759)	(2,971)
Total revenue from mining operations	$21,805	$14,787	$40,641	$27,180

For the three and six months ended June 30, 2025 and 2024, the Company had the following customers that accounted for total revenues as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Customer #1	$19,791	$12,691	$37,484	$21,287
Customer #2	2,014	437	3,157	450
Other customers	-	1,659	-	5,443
Total revenue from mining operations	$21,805	$14,787	$40,641	$27,180

24

AVINO SILVER & GOLD MINES LTD. Notes to the Unaudited Condensed Consolidated Financial Statements For the Six Months Ended June 30, 2025 and 2024 (Expressed in Thousands of US Dollars - Unaudited)

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	June 30, 2025	December 31, 2024
Exploration and evaluation assets - Mexico	$16,129	$52,890
Exploration and evaluation assets - Canada	-	-
Total exploration and evaluation assets	$16,129	$52,890

	June 30, 2025	December 31, 2024
Plant, equipment, and mining properties - Mexico	$95,193	$53,400
Plant, equipment, and mining properties - Canada	373	401
Total plant, equipment, and mining properties	$95,566	$53,801

19. SUBSEQUENT EVENTS

At-The-Market Sales – Subsequent to June 30, 2025, the Company issued 3,129,100 common shares in at- the-market offerings under prospectus supplement for gross proceeds of $12,267.

Stock Options Exercises – Subsequent to June 30, 2025, the Company issued 171,250 common shares through the exercise of 171,250 stock options at an average exercise price of C$1.42 for proceeds of C$243

25